UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A (Amendment No. 2)

Under the Securities Exchange Act of 1934

DJSP ENTERPRISES, INC.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G7982P

(CUSIP Number)

Kerry Propper
c/o Chardan Capital Markets, LLC
17 State Street, Suite 1600
New York, NY 10004
(646) 465-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7982P

1.	Names of Reporting Person: Kerry Propper

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:                                                      1,002,107

8.     Shared Voting Power:                                                  0

9.     Sole Dispositive Power:                                              1,002,107

10.   Shared Dispositive Power:                                         0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,002,107

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. G7982P

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D/A relates to the ordinary shares, par value $0.0001 (the “Ordinary Shares,”) of DJSP Enterprises, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 950 South Pine Island Road, Plantation, FL 33324.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D/A is being filed by Kerry Propper.

(b)	Residence or Business Address:

The business address of Mr. Propper is c/o Chardan Capital Markets, LLC; 17 State Street; Suite 1600; New York, NY 10004.

(c)	Present Principal Occupation or Employment:

Mr. Propper’s principal occupation is Chief Executive Officer of Chardan Capital Markets, LLC, a New York and Beijing-based investment bank.

(d)	Criminal Convictions:

During the last five years, Mr. Propper has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, Mr. Propper has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Propper is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 5, 2012, the Issuer granted Mr. Propper 100,000 Ordinary Shares in consideration for services rendered by Mr. Propper to the Issuer as a director of the Issuer.

On December 31, 2012, Mr. Propper purchased 300,000 Ordinary Shares on the open market at a price per share of $0.055.

CUSIP No. G7982P

ITEM 4.	PURPOSE OF TRANSACTION

The April 5, 2012 grant of Ordinary Shares by the Issuer was in consideration of Mr. Propper’s service on the Issuer’s Board of Directors. Mr. Propper purchased the Ordinary Shares on December 31, 2012 for personal investment.

Other than Mr. Propper’s beneficial ownership of the Ordinary Shares described in this Schedule 13D/A, the transactions described above, and Mr. Propper’s desire to purchase additional Ordinary Shares or warrants on the open market, Mr. Propper does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of January 7, 2013, Mr. Propper beneficially owned 1,002,107 Ordinary Shares, representing 7.7% of the total issued and outstanding Ordinary Shares. The percentage reported herein is calculated based on 13,070,534 Ordinary Shares outstanding on January 2, 2013, which information was provided by the Issuer for the purposes of preparing this report. The warrants to purchase Ordinary Shares previously owned by Mr. Propper expired on August 11, 2012.

(b)	Power to Vote and Dispose of the Issuer Shares:

Mr. Propper has sole voting and dispositive power with respect to the 1,002,107 Ordinary Shares reported on this Schedule 13D/A.

(c)	Transactions Effected During the Past 60 Days:

Mr. Propper has not effected any transactions in the Ordinary Shares during the past 60 days, other than as described in this Schedule 13D/A.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. G7982P

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Propper is not subject to any contracts, arrangements, understandings or relationships (legal or otherwise) that are currently in effect with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

1.	Voting Agreement*

2.	Termination of Voting Agreement****

3.	Master Acquisition Agreement dated as of December 10, 2009, by and among David J. Stern, Law Offices of David J. Stern, Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL, and the Company.**

4.	Warrant Sale Agreement.*

5.	Form of Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company***

*	Incorporated by reference to exhibits filed with the Issuer’s Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F filed January 22, 2010.

**	Incorporated by reference to the Issuer’s proxy statement filed under cover of Form 6-K dated December 29, 2009.

***	Incorporated by reference to exhibits filed with the Issuer’s Registration Statement or Form F-1 and amendments thereto (File No. 333-152623).

****	Previously filed.

CUSIP No. G7982P

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2013
/s/ Kerry Propper ______________________________________ Kerry Propper

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